                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                                SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               -------------

                             (Amendment No. 4)*


                          Eagle Food Centers, Inc.
 --------------------------------------------------------------------------
                              (Name of Issuer)

  Common Stock, par value $.01 Per                 269514-10-5
                Share
 -----------------------------------   -----------------------------------
   (Title of class of securities)                 (CUSIP number)

                               -------------


 Check the following box if a fee is being paid with this statement   [_].


 (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))
                            (Page 1 of 5 Pages)

 CUSIP No.       269514-10-5            13G           Page 2 of 5


      1       NAME OF REPORTING
              PERSON:                       Odyssey Partners, L.P.
              S.S. OR I.R.S.
              IDENTIFICATION NO. OF ABOVE
              PERSON:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A          (a) [_]
              GROUP:                                              (b) [_]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF   Delaware
              ORGANIZATION:

    NUMBER OF     5  SOLE VOTING POWER:      5,754,835 (See Item 4)
     SHARES
  BENEFICIALLY    6  SHARED VOTING POWER:    0
    OWNED BY
      EACH        7  SOLE DISPOSITIVE        5,754,835 (See Item 4)
    REPORTING        POWER:
   PERSON WITH
                  8  SHARED DISPOSITIVE      0
                     POWER:

      9       AGGREGATE AMOUNT               5,754,835 (See Item 4)
              BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          [_]
              EXCLUDES CERTAIN SHARES:

      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW     51.5%
              (9):

      12      TYPE OF REPORTING        PN
              PERSON:


       * SEE INSTRUCTIONS BEFORE FILLING OUT

     ITEM 1 (A) - NAME OF ISSUER.
     ---------------------------

          Eagle Food Centers, Inc.

     ITEM 1 (B) - ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
     ------------------------------------------------------------

          Route 67 & Knoxville Road
          Milan, IL  61264

     ITEM 2 (A) - NAME OF PERSON FILING.
     ----------------------------------

          Odyssey Partners, L.P.

     ITEM 2 (B) - ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
     --------------------------------------------------------------
     RESIDENCE.
     ---------

          Principal Business Office:
          -------------------------

          31 West 52nd Street
          New York, NY  10019

     ITEM 2 (C) - CITIZENSHIP.
     ------------------------

          A Delaware limited partnership

     ITEM 2 (D) - TITLE OF CLASS OF SECURITIES.
     -----------------------------------------

          Common Stock, par value $.01 per share


     ITEM 2 (E) - CUSIP NO.
     ----------------------

          269514-10-5

     ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D - 1(B) OR
     -------------------------------------------------------------------
     13D - 2(B), CHECK WHETHER THE PERSON FILING IS A:
     ------------------------------------------------

          Not Applicable


                          Page 3 of 5

     ITEM  4 - OWNERSHIP. *
     -------------------
          (a) - Amount Beneficially Owned:

                5,754,835 shares

          (b) - Percent of Class:

                51.5%

          (c) - Number of Shares as to Which Such Person Has:

               (i)    Sole power to vote or to direct the vote:
                      5,754,835 shares

               (ii)   Shared power to vote or to direct the vote:
                      -0-

               (iii) Sole power to dispose or to direct the disposition of:
                      5,754,835 shares

               (iv) Shared power to dispose or to direct the disposition of:
                      -0-

     ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     -----------------------------------------------------

          Not Applicable

     ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
     -----------------------------------------------------------------
     PERSON.
     ------

          The reporting person has granted certain persons the right to receive dividends from, and the right to receive the proceeds from the sale of, the shares of common stock of the issuer beneficially owned by the reporting person.

     ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
     ------------------------------------------------------------------
     ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
     ---------------------------------------------------------------------

          Not Applicable



     ---------------------------------

     * The number of shares reflected herein as beneficially owned by the reporting person has been adjusted to correct an inaccuracy contained in the reporting person's prior
     filings.   No additional shares have been acquired by the
     reporting person since the date of the reporting person s filing of its Amendment No. 3 to its Schedule 13G with respect to the issuer.

     ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     ------------------------------------------------------------------
          Not Applicable

     ITEM 9 - NOTICE OF DISSOLUTION OF GROUP.
     ---------------------------------------

          Not Applicable

     ITEM 10 - CERTIFICATION.
     -----------------------
          Not Applicable



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: February 5, 1996

     ODYSSEY PARTNERS, L.P.

     By: /s/ Jack Nash
        -----------------------
             Jack Nash
             A General Partner





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